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Exhibit 1

INDEX TO FINANCIAL STATEMENTS

SCHREINER LUCHTVAART GROEP B.V.

Financial Statements
Consolidated Balance Sheets as at December 31, 2003 (unaudited) and 2002 (audited)	2
Consolidated Income Statements for 2003 (unaudited) and 2002 (audited)	3
Consolidated Statements of Changes in Financial Position for 2003 (unaudited) and 2002 (audited)	4
Notes to the Consolidated Balance Sheets and the Consolidated Income Statements	5
CHC HELICOPTER CORPORATION
Unaudited Pro Forma Consolidated Financial Statements
Discussion of Unaudited Pro Forma Consolidated Financial Statements	19
Unaudited Pro Forma Consolidated Balance Sheet as at January 31, 2004	20
Unaudited Pro Forma Consolidated Statement of Earnings for the twelve months ended January 31, 2004	21
Unaudited Pro Forma Consolidated Statement of Earnings for the nine months ended January 31, 2004	22
Unaudited Pro Forma Consolidated Statement of Earnings for the fiscal year ended April 30, 2003	23
Unaudited Pro Forma Consolidated Statement of Earnings for the nine months ended January 31, 2003	24
Notes to the Unaudited Pro Forma Consolidated Financial Statements	25

SCHREINER LUCHTVAART GROEP B.V.

Consolidated Balance Sheets as at December 31
In thousands of Euros

		Unaudited 2003		Audited 2002
Fixed Assets
Intangible fixed asset	(1)	583		610
Tangible fixed assets	(2)	56,265		47,943
Financial fixed assets	(3)	25,197		20,106

			82,045		68,659
Current assets
Inventories	(4)	9,641		5,529
Receivables	(5)	38,560		40,604

		48,201		46,133
Cash and banks		8,334		1,130
Current liabilities	(6)	30,555		24,700
Current assets less current liabilities			25,980		22,563

Assets less current liabilities			108,025		91,222

Financed by:
Long-term liabilities	(7)		26,851		14,953
Provisions	(8)		3,688		6,615
Deferred investment grants	(9)		—		131
Stockholders' equity	(10)	72,960		69,719
Net income 2003		4,296		(434)
Third party interest		230		238

Group equity			77,486		69,523

			108,025		91,222

See accompanying notes

SCHREINER LUCHTVAART GROEP B.V.

Consolidated Income Statements
In thousands of Euros

		Unaudited 2003		Audited 2002
Revenues	(13)		106,775		98,526
Operating expenses
Cost of goods sold		26,767		18,568
Personnel expenses	(14)	41,706		39,785
Depreciation		6,545		5,640
Direct operating expenses	(15)	20,712		25,028
Restructuring costs	(16)	—		3,930
Other operating expenses		4,243		6,782

			99,973		99,733

Operating income			6,802		(1,207)
Financial income and expense
Translation differences		(1,457)		(1,962)
Interest income and expenses		(813)		(237)

			(2,270)		(2,199)

Income before tax			4,532		(3,406)
Corporate income tax (charge)/benefit	(17)		(1,738)		1,575

			2,794		(1,831)
Income (loss) from subsidiaries	(18)		1,494		1,403

Income after company tax			4,288		(428)
Third party interest			8		(6)

Net income (loss)			4,296		(434)

See accompanying notes

SCHREINER LUCHTVAART GROEP B.V.

Consolidated Statement of Changes in Financial Position
In thousands of Euros

	Unaudited 2003		Audited 2002
Net income		4,296		(434)
Adjustments
Depreciation and amortization	6,545		5,640
Minority interest	(8)		(248)
Translation adjustments	(37)		(14)
Increase/(decrease) provisions	(2,927)		(17,678)
of which:
change in accounting principle before tax effect	—		9,447
change in accounting principle decrease deffered tax asset	—		(3,261)

		3,573		(6,114)
Changes in working capital
Inventories	(4,112)		325
Receivables	2,044		9,859
Current liabilities	5,855		(6,623)

		3,787		3,561

Cash-flow from operational activities		11,656		(2,987)
Cash flow from investment activities
Increase intangible fixed assets	(242)		(280)
Investments in tangible fixed assets	(17,970)		(6,949)
Disposals of tangible fixed assets	3,372		918
Decrease/(increase) financial fixed assets	(5,091)		(879)

		(19,931)		(7,190)
Cash flow from financing activities
Loans from financial institutions	12,441		12,557
Repayment on loans	(543)		(572)
Decrease deferred investment grants	(131)		(33)
Issuance of stock	—		331
Purchase of stock	(124)		(23,877)
Dilution gain Inaer SA	3,836		—
Dividends paid	—		(48,727)

		15,479		(60,321)

Change in cash and banks		7,204		(70,498)
Cash at the beginning of period		1,130		71,628

Cash at the end of period		8,334		1,130

See accompanying notes.

SCHREINER LUCHTVAART GROEP B.V.

Notes to the Consolidated Balance Sheet
and the Consolidated Income Statement

I. The Company

        The Schreiner Luchtvaart Groep BV ("Schreiner Aviation Group") and its group companies are involved in primarily contract based helicopter and fixed wing operations for the oil and gas industry and other industries, both on-shore and off-shore, in The Netherlands and abroad. In addition the Company is active in aircraft related trade and industry business.

        The Schreiner Luchtvaart Groep BV and its group companies are referred to as the Company in these notes to the financial statements.

        The organization is divided into Business Units. Per December 31, 2003 the Company consists of the following five Business Units:

  —Schreiner Northsea Helicopters,
  —Schreiner & Co,
  —Schreiner Airways,
  —Schreiner Aircraft Maintenance,
  —Schreiner Cameroon / Tchad.

        In addition the Company has two core participations:

  —Aerocontractors Company of Nigeria Ltd. (minority participation with management responsibility)
  —Inaer S.A. (minority participation)

II. Summary of significant accounting policies

General

        The financial statements are prepared under the historical cost convention. All amounts are in thousands of Euros, unless stated otherwise. Certain prior year amounts have been reclassified to conform to current year presentations.

        In December 2003 the Company changed its fiscal year into a year ending April 30 to synchronize with CHC's fiscal year. As a consequence, the current fiscal year runs from January 1, 2003 until April 30, 2004 (16 months). Therefore, the 2003 (calendar year) financial statements should be regarded as interim financial statements.

        Some reclassifications have been made in the comparative 2002 numbers, to improve comparability with 2003.

        The 2003 interim numbers are unaudited. The comparative 2002 numbers have been derived from the audited 2002 financial statements.

Consolidation

        The consolidated financial statements comprise the financial statements of Schreiner Luchtvaart Groep BV and its group companies.

        The main consolidated subsidiaries are:

		2003%	2002%
Schreiner & Co B.V.*	Hoofddorp, The Netherlands	100	100
Schreiner Air Target Services B.V.*	Botgat, The Netherlands	100	100
Schreiner Target Services Canada Ltd	Medicine Hat, Canada	100	100
Schreiner Components B.V.	Zevenaar, The Netherlands	80.5	80.5
Schreiner Airways B.V.*	Hoofddorp, The Netherlands	100	100
Schreiner Aircraft Maintenance B.V.*	Maastricht-Aachen Airport, The Netherlands	100	100
Schreiner North Sea Helicopters B.V.*	Den Helder, The Netherlands	100	100
Capital Aviation Services B.V.*	Hoofddorp, The Netherlands	100	100

(*)
For these companies Schreiner Luchtvaart Group BV is fully liable in accordance with article 403 of the Dutch Civil Code.

Financial instruments and risk management

        The financial performance of the Company is influenced by foreign exchange risk. Furthermore, the Company is exposed to credit risk. The Company does neither hold nor issue financial instruments for trading purposes. On-balance sheet financial instruments are recorded at nominal value unless otherwise stated. The fair value of the assets, liabilities and financial instruments does not differ materially from the balance sheet value. Off-balance sheet financial instruments, being derivatives, are accounted for simultaneously with the results on the hedged position.

Foreign exchange risk:

        The Company is exposed to foreign exchange risks in the following areas:

  •
  transactional risks—these contain not only the existing and expected purchase and sale transactions, but also debts and receivables arising from similar transactions, a considerable portion of the Company's income is denominated in US dollars;

  •
  risks of translation differences on investments in foreign group companies (including results).

        All group companies must identify and measure the risks of important transactions executed in a currency other than their functional currency. Until 2003 the transactional risks have been considered inherent to the business and have consequently not been hedged. As of 2004 the Company is looking at hedging/limiting transactional risks for new contracts. The risk of translation differences on investments in, and results of, foreign group companies is limited and is not hedged.

Credit risk:

        The credit risk comprises the loss that should be recognized at the balance sheet date in case customers would be in default in the fulfilment of their contractual obligations. In order to limit the credit risk, the Company executes enquiries on the credit ratings of the customers and demands, where necessary, securities. The Company furthermore has procedures and policies to limit the size of the credit risk with every customer or market. These procedures and the geographical spread of the activities of the group companies limit the exposure of the Company to the risk connected with the concentration of credit and market risks.

Foreign currencies

        In the individual balance sheets of the companies to be consolidated, all monetary assets and liabilities (receivables, payables and cash) expressed in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Non-monetary assets (tangible fixed assets, inventories) are translated at historical exchange rates.

        Exchange differences resulting from adjustments to year-end rates are accounted for in the income statement.

        All foreign operations are regarded as independent entities. For consolidation purposes, the financial statements of foreign subsidiaries expressed in foreign currencies are translated into Euros. All items in the income statement are translated using average exchange rates for the year; items in the balance sheet are translated at year-end rates. The resulting translation differences are taken directly to the reserves.

Intangible fixed assets

        Intangible fixed assets are stated at historical cost less accumulated amortization. Amortization is provided on a straight-line basis taking into account the estimated useful life of the asset.

Tangible fixed assets

        Tangible fixed assets are stated at historical cost less accumulated depreciation. Depreciation is provided on a straight-line basis taking into account the estimated useful life of the asset. Land is not depreciated.

        Aircraft are valued according to the historical cost of their separate components (i.e. engines, ensemble mecanique, hull and major inspections). Aircraft components are depreciated on the basis of their respective economically useful life. The useful life of components not requiring heavy maintenance/major overhauls is 15 to 25 years, depending on their type. These components are depreciated on a straight-line basis over their useful lives to estimated residual values of 10% to 50%. The useful life of components requiring heavy maintenance/major overhauls is determined on the basis of the duration of the related maintenance period. Costs associated with heavy maintenance/major overhauls carried out during their useful life are capitalized. These capitalized costs are amortized to depreciation expense to their residual value over their expected period of future benefit based on flight hours.

        Tangible fixed assets held for sale are valued at the lower of book value and net realizable value.

Financial fixed assets

        Minority participations are stated at the Company's share in the net asset value. The net asset values are based on the same accounting policies as those of the Company.

        Long-term loans are shown at face value, net of provisions for doubtful accounts.

        As far as disposal of the asset or recoverability of the value is restricted, appropriate provisions have been made. The valuation of the subsidiaries does not take into account withholding tax on future dividends.

        Tax losses to be carried forward give rise to the recording of a deferred tax asset. Such an asset is stated at nominal value, net of a valuation allowance, if applicable.

Inventories

        Work in process is valued at the lower of direct costs incurred (material and wages) plus a surcharge for indirect costs to be allocated and net realizable value.

        Trade inventories are stated at the lower of historical cost (FIFO) and market, net of an allowance for slow moving items.

        Spares (consumables) are stated at historical cost net of an allowance for excess items or impairments.

Receivables

        Receivables are shown at face value, net of provisions for doubtful accounts.

Redelivery provision

        Redelivery provision was set up to spread the expected redelivery expenses of aircrafts and its components over the lease period, based on usage of the aircraft.

Reorganisation provision

        This provision is formed to cover costs relating to the termination of the operations in Brussels and Rotterdam. The provision is stated at nominal value.

Deferred tax provision

        The provision for deferred taxes, if any, relates to future tax commitments arising from timing differences in the valuation of assets and liabilities for tax and financial reporting (book) purposes. The provision is carried at its nominal value on the basis of current tax rates.

Deferred investment grants

        This item relates to investment grants received, but not yet added to income, under the IPR and WIR investment incentive schemes. The grants are taken to income over the estimated useful lives of the assets involved, and deducted from the depreciation charge in the income statement.

Other assets and liabilities

        All other assets and liabilities are stated at nominal value.

Revenue recognition

        Revenue is recognised upon delivery of the service, expenses are recognized in the period to which they relate.

Net sales

        Net sales represent goods and services delivered to third parties in the period, net of discounts and sales taxes. Net sales also include changes in work in process.

Company tax

        The tax charge/benefit is computed over income before tax, taking into account any permanent differences between book and tax accounting, based on tax rates in the applicable countries. Temporary differences between book and tax accounting are reflected in a deferred tax position on the balance sheet.

III. Consolidated balance sheet

(1) Intangible fixed assets

        Intangible fixed assets can be detailed as follows:

	Unaudited
	Goodwill	Development costs	Training costs	Total
Balance January 1, 2003
Historical cost	825	280	—	1,105
Accumulated amortization	495	—	—	495

Net book value	330	280	—	610

Movements during the year
Additions	—	139	103	242
Amortization	(165)	(92)	(12)	(269)

	(165)	47	91	(27)

Balance December 31, 2003
Historical cost	825	419	103	1,347
Accumulated amortization	660	92	12	764

Net book value	165	327	91	583

        Goodwill relates to the acquisition of an additional 15% in Helicsa Helicopteros S.A. (Spain) in 2000, and is amortized over a period of 5 years.

        Development costs are amortized over 3 years on a straight line basis.

(2) Tangible fixed assets

        Tangible fixed assets can be detailed as follows:

	Unaudited
	Land and buildings	Aircraft	Spares	Other	Total
Balance January 1, 2003
Historical cost	8,816	84,968	20,624	10,575	124,983
Accumulated depreciation	3,448	51,859	12,844	8,889	77,040

Net book value	5,368	33,109	7,780	1,686	47,943

Movements during the year
Additions	78	16,102	915	875	17,970
Disposals	—	(308)	(3,064)	—	(3,372)
Depreciation	(369)	(4,167)	(1,118)	(622)	(6,276)

	(291)	11,627	(3,267)	253	8,322

Balance December 31, 2003
Historical cost	8,894	100,762	18,475	11,450	139,581
Accumulated depreciation	3,817	56,026	13,962	9,511	83,316

Net book value	5,077	44,736	4,513	1,939	56,265

Annual depreciation %	3-5	2-5	10	10-33
Residual value %		10-50

        Land and buildings include buildings on leasehold land. Lease of the land at Maastricht-Aachen Airport expires in September 2017. The Company will then be reimbursed for the fair market value of the buildings based on an independent valuation.

        Aircraft include heavy maintenance/major overhauls, which are depreciated based on actual usage.

        The estimated market value of the assets is higher than book value.

(3) Financial fixed assets

        Financial fixed assets can be detailed as follows:

	Unaudited
	Minority participations	Long-term loans (ACN)	Long bonds	Deferred tax	Total
Balance January 1, 2003	6,821	—	—	13,285	20,106

Movements during the year
Additions	—	2,962	227	—	3,189
Deductions	(288)	(255)	—	(1,256)	(1,799)
Share in net income	1,494				1,494
Step up Inaer SA	3,836				3,836
Reclassified to amounts owed by minority participations		(612)			(612)
Other	16	(1,033)			(1,017)

	5,058	1,062	227	(1,256)	5,091

Balance December 31, 2003	11,879	1,062	227	12,029	25,197

        The minority participations are:

	Group's share
	2003	2002
Aerocontractors Company of Nigeria Ltd., Nigeria	40%	40%
Inaer S.L., Spain	38%	—
Helicsa Helicópteros S.A., Spain	—	49%
Nigeravia S.A., Niger	9%	9%
Luchthaven Den Helder C.V., The Netherlands	50%	50%

        During the year Schreiner exchanged its 49% investment in Helicsa Helicópteros S.A. for a 38% interest in Inaer S.A.

        The remaining balance of the long-term loan is repayable in 48 instalments of € 50 and carries Libor +1.5%. The loan is partly provided for (€ 1,033).

        Deferred tax assets relates to taxable losses to be carried forward minus a deferred tax liability of € 3,000 relating to a different tax treatment of heavy maintenance/major overhauls.

        The deferred tax asset is expected to be utilized in the years 2004-2009, the deferred tax liability is in fact rolled over approximately every 4 years (the average time between major overhauls).

SCHREINER LUCHTVAART GROEP B.V.

Notes to the Consolidated Balance Sheet
and the Consolidated Income Statement

III. Consolidated balance sheet (continued)

(4) Inventories

        Inventories can be broken down as follows:

	Unaudited	Audited
	2003	2002
Inventories:
Raw materials, supplies and work in process	5,017	4,055
Trade goods and spare parts	4,624	1,474

	9,641	5,529

        Inventories are net of an allowance for obsolete and slow moving goods.

(5) Receivables

        Receivables can be broken down as follows:

	Unaudited	Audited
	2003	2002
Receivables:
Trade accounts receivable	19,910	21,281
Amounts owed by minority participations	11,422	6,856
Other receivables and prepaid expenses	7,224	5,803
Taxes and social security	4	6,664

	38,560	40,604

(6) Current liabilities

        Current liabilities can be broken down as follows:

	Unaudited	Audited
	2003	2002
Current liabilities:
Accounts payable trade	9,149	13,391
Taxes and social security	1,411	325
Pension contributions	3,162	1,961
Amounts due to minority participations	246	—
Other accounts payable and accrued expenses	16,587	9,023

	30,555	24,700

(7) Long-term liabilities

        Long-term loans can be detailed as follows:

Unaudited
Long term loans
Balance January 1, 2003	14,953
Repayment	(543)
Addition	12,441

Balance June 30, 2003	26,851

        In 2002 the Company entered into a credit arrangement with Fortis Bank (Nederland) N.V. This arrangement includes a multi purpose facility with an authorized limit of € 10,000, a 5-year rollover facility with a limit of € 25,000, a financial derivatives facility and the continuation of three existing loans amounting to € 2,555 within the € 25,000 facility. The outstanding balance per 31 December 2003 of the rollover facility amounts to € 25,000. The loan carries an interest of Euribor + 1.25%. The Company has a contractual obligation to cover 50% of the interest risk on the rollover facility. For this purpose the Company entered into an interest cap agreement in 2003 with a notional amount of € 6,250 and an interest swap agreement with a notional amount of € 5,000 for the reamining term of the rollover facility. As security for the fulfillment of the Company's obligations under this credit arrangement, present and future indebtness to the bank, Fortis Bank received or shall receive:

  —pledge of share of Capital Aviation Services B.V.

  —pledge of claims on Fortis Bank up to the amount of the existing loans (outstanding balance per December 31, 2003—€ 1,486)

  —in case the solvency ratio of the consolidated balance of the company is less than 45% the Company is to undertake to grant a pledge and/or mortgage on all fixed and current assets of the Company.

        The other loans carry variable interest rates of Euribor + 0.75% and fixed interest rates varying from 4.95% to 6.85%.

(8) Provisions

        Movements in the provisions were as follows:

	Unaudited
	Overhaul/ redelivery	Reorganization	Total
Balance January 1, 2003	3,066	3,549	6,615
Increase charged to income	140	366	506
Withdrawals/releases	(1,023)	(2,410)	(3,433)

Balance December 31, 2003	2,183	1,505	3,688

        The redelivery provision per 31 December 2003 is to provide for the redelivery expenses of leased aircraft over the duration of the lease.

        The reorganization provision mainly consists of costs relating to the termination of the operations in Brussels in 2001 and the termination of the operations in Rotterdam in 2002. The remaining balance per December 31, 2003 should be considered short-term.

(9) Deferred investment grants

        Movements in deferred investment grants were:

Unaudited
Deferred investment grants
Balance as at January 1, 2002	131
Added to income	(131)

Balance December 31, 2003	—

(10) Stockholders' equity

        Stockholders' equity can be detailed as follows:

	Unaudited
	Share capital	Share premium	Legal reserve Inaer/Helicsa	Other reserves	Net income for the year	Total
Balance December 31, 2002	4,187	14,818	1,936	48,778	(434)	69,285
Appropriation of 2002 result				(434)	434	—
Purchase of stock				(124)		(124)
Translation differences				(37)		(37)
Share in result of participations			1,161	(1,161)		—
Dilution gain Inaer SA			3,836	—		3,836
Net income for the year					4,296	4,296

Balance December 31, 2003	4,187	14,818	6,933	47,022	4,296	77,256

        The balance sheet is presented before (proposed) appropriation of result.

        Share capital, authorized 35 million shares of € 0.4537 (whole number) each.

        Issued and fully paid: 9,226,014 shares.

        The legal reserve consists of accumulated profits that are not free for distribution until the underlying results from participations are distributed to the Company.

        On October 30, 2003 the Company's 49% subsidiary Helicsa Helicopteros SA merged with Inaer, Inversiones Aereas S.L. through an exchange of shares. Following this merger the Company now holds

37.8% of Inaer, Inversiones Aereas S.L. The dilution gain of this transaction, amounting to € 3,836, has been added to the legal reserve.

(11) Management shares and options

        Following a decision in January 2002, the Management Board members have been granted options to purchase shares of the Company and have acquired shares of the Company.

Shares:

        1.8% of the shares are held by the two Management Board members. During the year the Company repurchased 75,000 shares of stock from a former Management Board member for € 124,000

Options:

        As of December 31, 2003, the Company had 209,842 options outstanding with two of the three Management Board members. These options are for the purchase of -to be newly issued- shares at a price of € 2.07 per share. The options expire on December 31, 2006.

        On September 5, 2003 the Company issued 199,481 options to the third Management Board member. These options are for the purchase of -to be newly issued- shares at a price of € 7.71 per share. The options expire on April 1, 2008. Subsequent to year-end the third Management Board member exercised the options and sold the shares to the new controlling shareholder (Note 19).

(12) Off-balance sheet commitments

Leases:

        The group has entered into several operational lease agreements, mainly for aircraft. The total commitments for future years under these leases are € 4,783, € 4,426 of this amount is due within 1 year and € 357 within 2 to 5 years.

Guarantees:

        The group has issued several guarantees on behalf of suppliers of parts and security for rent for a total of € 7,232 (2002: € 336). In addition, the Company has issued a guarantee letter to the bank of one of its subsidiaries for an amount of CAD 2,300 (€ 1,411).

        The Company has issued letters of comfort to certain banks of Helicsa Helicopteros SA, which forms part of its subsidiary INAER. The debts related to these letters of comfort total approximately € 4 million at year-end 2003.

Sale of shares of Schreiner Aviation Training BV (Training Division):

        The Company has given certain representations and warranties to CAE with respect to the sale. These representations and warranties are limited in time. The aggregate liability of the Company in connection with a breach of warranties shall not in any circumstances exceed € 38,600. An aggregate threshold of € 500 applies for claims under this arrangement.

IV. Consolidated income statement

(13) Revenues

        Segmentation of revenue is as follows:

	Unaudited	Audited
	2003	2002
Schreiner Northsea Helicopters	26,502	25,829
Schreiner Cameroon/Tchad	14,944	17,530
Schreiner Airways	2,515	3,318
Schreiner Aircraft Maintenance	5,958	5,217
Capital Aviation Services	16,279	15,652
Other revenues	7,650	8,214
Schreiner & Co	32,927	22,766

	106,775	98,526

        Schreiner Airways revenues in 2002 include the revenues from the terminated fixed wing operation at Rotterdam Airport until June 30th 2002.

        Revenues were realised in the following geographical areas:

	Unaudited	Audited
	2003	2002
The Netherlands	41,840	33,916
Other EU countries	7,669	10,013
Rest of Europe	107	844
Northern America	3,650	2,610
Latin America	115	973
Asia	4,489	3,017
Africa	48,905	47,153

	106,775	98,526

(14) Personnel expenses

        Personnel expenses can be detailed as follows:

	Unaudited	Audited
	2003	2002
In The Netherlands
Wages and salaries	17,149	17,641
Pension charges	2,791	2,862
Social security charges	1,248	1,640
Other personnel expenses (including temporary staff)	7,274	5,403
Outside The Netherlands (mainly wages and salaries)	13,244	12,239

	41,706	39,785

Average number of employees	710	655
Number of employees at year end	700	719

(15) Direct operating expenses

        Direct operating expenses can be detailed as follows:

	Unaudited	Audited
	2003	2002
Maintenance costs	10,701	12,226
Aircraft leases	5,474	7,167
Loss Debtors	703	462
Other costs	3,834	5,173

	20,712	25,028

(16) Restructuring costs

        The restructuring costs relate to the termination of Rotterdam operation in 2002 and additional costs relating to the termination of the Brussels operation in 2001, and can be detailed as follows:

	Unaudited	Audited
	2003	2002
Additional Brussel termination costs	—	1,121
Rotterdam termination costs	—	2,809

Restructuring costs	—	3,930

(17) Income tax

        The income tax on ordinary income is computed as follows:

	Unaudited
	taxable income	income tax charge
Income before tax per consolidated income statement	4,532
Taxable result non consolidated units	333
Taxable income other units (outside fiscal unity SLG)	(1,257)	433
Permanent differences	166

Taxable amount fiscal unity SLG	3,774	1,302

Prior year tax adjustments		3

Income tax charge 2003		1,738

        The tax receivable with respect to the loss carry forward positions is classified as deferred tax asset under financial fixed assets.

(18) Income from subsidiaries

        Income from subsidiaries consists of 49% of the results of Helicsa Helicopteros Spain SA until the merger with Inaer, Inversiones Aereas SL and 37.8% of the result of Inaer Inversiones Aereas SL after the merger and the results of Den Helder Airport C.V. (50%).

(19) Subsequent event

        On February 16, 2004 CHC Helicopter Corporation purchased 100% of the outstanding shares of the Company. Following this take-over, the Company's debt was restructured. The 5-year €25,000 roll-over facility and the outstanding balance on the €10,000 multi-purpose overdraft facility were repaid and refinanced by inter-company financing from the new shareholder. In return, a considerable part of the Company's assets have been given as security to CHC's bank under CHC's bank facility.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

              The following unaudited pro forma consolidated financial statements present our unaudited pro forma consolidated balance sheet as at January 31, 2004, and our unaudited pro forma consolidated statements of earnings for the twelve months ended January 31, 2004, the nine months ended January 31, 2004, the fiscal year ended April 30, 2003, and the nine months ended January 31, 2003. These unaudited pro forma consolidated financial statements give effect to the pro forma transactions (as described in Notes 1, 2 and 3 to the unaudited pro forma consolidated financial statements) as if they had occurred on May 1, 2002 with respect to the unaudited pro forma consolidated statements of earnings and as at January 31, 2004 with respect to the unaudited pro forma consolidated balance sheet.

              The pro forma adjustments that give effect to the various events described in the notes to the unaudited pro forma consolidated financial statements are based on information available at the time of preparation of the unaudited pro forma consolidated financial statements and upon certain assumptions that we believe are reasonable. We have accounted for the acquisition of Schreiner using the purchase method and have allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. The adjustments included in the unaudited pro forma consolidated financial statements reflect our preliminary assumptions and estimates based on available information. We cannot assure you that the actual adjustments will not vary from the estimated adjustments included in the unaudited pro forma consolidated financial statements.

              The unaudited pro forma consolidated financial statements may not be indicative of the results of operations or financial condition that would have occurred or that may be obtained in the future if the transactions described above had occurred as presented in the statements. In addition, future results may vary from the results reflected in these statements because of general economic conditions, fluctuations in oil and gas prices, labor costs, competition, our ability to integrate these operations with our current businesses and other factors, many of which are beyond our control. See "Risk Factors."

              These unaudited pro forma consolidated financial statements should be read in conjunction with the notes thereto, the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of CHC and Schreiner including the notes thereto included elsewhere in this offering memorandum.

              The CHC consolidated financial statements and Schreiner consolidated financial statements have been prepared in accordance with Canadian GAAP and Dutch GAAP, respectively, each of which differ in certain respects from U.S. GAAP (See Note 29 to the audited annual consolidated financial statements of CHC, Note 15 to the unaudited interim consolidated financial statements of CHC and Note 4 to the unaudited pro forma consolidated financial statements) included elsewhere in this offering memorandum.

CHC HELICOPTER CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT JANUARY 31, 2004
(in millions)

	CDN GAAP	Dutch GAAP			CDN GAAP		U.S. GAAP
	CHC	Schreiner	Transaction Adjustments (2a)	Refinancing Adjustments (3a)	Pro Forma	U.S. GAAP Adjustments -CHC(4)	Pro Forma
Assets
Current assets
Cash and cash equivalents	$42.3	$13.6	$—	$—	$55.9	$—	$55.9
Receivables	149.1	62.8	(12.2)	—	199.7	—	199.7
Future income tax assets	9.0	—	7.1	—	16.1	—	16.1
Inventory	223.8	15.7	(2.0)	—	237.5	—	237.5
Prepaid expenses	14.5	—	—	—	14.5	0.3	14.8

	438.7	92.1	(7.1)	—	523.7	0.3	524.0
Property and equipment, net	538.3	91.6	10.9	—	640.8	1.8	642.6
Investments	25.2	21.3	(1.6)	—	44.9	—	44.9
Other assets	142.5	0.9	1.1	0.7	145.2	1.5	146.7
Future income tax assets	17.4	19.7	5.7	6.9	49.7	3.5	53.2

	$1,162.1	$225.6	$9.0	$7.6	$1,404.3	$7.1	$1,411.4

Liabilities and shareholders' equity
Current liabilities
Payables and accruals	$125.8	$55.7	$8.8	$—	$190.3	$—	$190.3
Income taxes payable	9.7	—	—	—	9.7	—	9.7
Dividends payable	7.9	—	—	—	7.9	—	7.9
Current portion of debt obligations	18.5	—	3.0	(11.6)	9.9	—	9.9

	161.9	55.7	11.8	(11.6)	217.8	—	217.8
Long-term debt	130.5	43.7	97.6	(135.6)	136.2	—	136.2
Senior subordinated notes	155.7	—	—	175.9	331.6	—	331.6
Subordinated debentures	9.7	—	—	(9.7)	—	—	—
Other liabilities	82.0	—	25.4	—	107.4	15.5	122.9
Future income tax liabilities	194.9	—	—	—	194.9	(6.3)	188.6
Non-controlling interest	—	0.4	—	—	0.4	—	0.4
Shareholders' equity	427.4	125.8	(125.8)	(11.4)	416.0	(2.1)	413.9

	$1,162.1	$225.6	$9.0	$7.6	$1,404.3	$7.1	$1,411.4

See accompanying notes

CHC HELICOPTER CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE TWELVE MONTHS ENDED JANUARY 31, 2004
(in millions, except per share amounts)

	CDN GAAP	Dutch GAAP			CDN GAAP		U.S. GAAP
			Transaction Adjustments (2)	Refinancing Adjustments (3)		U.S. GAAP Adjustments -CHC(4)
	CHC	Schreiner			Pro Forma		Pro Forma
Revenue	$693.9	$168.6	$—	$—	$862.5	$—	$862.5
Operating expenses	570.5	147.6	0.3	—	718.4	0.9	719.3

Earnings before undernoted items	123.4	21.0	(0.3)	—	144.1	(0.9)	143.2
Amortization	(24.1)	(10.3)	4.6	—	(29.8)	0.8	(29.0)
Gain (loss) on disposal of assets	4.8	—	—	—	4.8	—	4.8
Financing charges	(30.2)	(3.7)	(4.2)	2.7	(35.4)	(9.7)	(45.1)
Asset impairment charge	(12.8)	—	—	—	(12.8)	12.8	—
Equity in earnings of associated companies	3.4	2.3	—	—	5.7	—	5.7
Debt settlement and restructuring costs	(9.7)	(0.1)	—	—	(9.8)	—	(9.8)

Earnings before income taxes	54.8	9.2	0.1	2.7	66.8	3.0	69.8
Income taxes recovery (provision)	6.4	(2.7)	—	(0.9)	2.8	(0.6)	2.2

Income from continuing operations	$61.2	$6.5	$0.1	$1.8	$69.6	$2.4	$72.0

Earnings per share
Basic	$2.92				$3.32		$3.44
Number of shares (millions)	20.9				20.9		20.9
Diluted	$2.72				$3.10		$3.20
Number of shares (millions)	22.6				22.6		22.6

See accompanying notes

CHC HELICOPTER CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE NINE MONTHS ENDED JANUARY 31, 2004
(in millions, except per share amounts)

	CDN GAAP	Dutch GAAP			CDN GAAP		U.S. GAAP
			Transaction Adjustments (2)	Refinancing Adjustments (3)		U.S. GAAP Adjustments -CHC(4)
	CHC	Schreiner			Pro Forma		Pro Forma
Revenue	$518.2	$126.7	$—	$—	$644.9	$—	$644.9
Operating expenses	431.2	110.2	0.2	—	541.6	0.1	541.7

Earnings before undernoted items	87.0	16.5	(0.2)	—	103.3	(0.1)	103.2
Amortization	(18.1)	(8.5)	3.4	—	(23.2)	1.0	(22.2)
Gain (loss) on disposal of assets	2.0	—	—	—	2.0	—	2.0
Financing charges	(21.7)	(2.7)	(3.1)	2.0	(25.5)	(26.5)	(52.0)
Equity in earnings of associated companies	3.9	2.4	—	—	6.3	—	6.3
Debt settlement and restructuring costs	(9.7)	—	—	—	(9.7)	—	(9.7)

Earnings before income taxes	43.4	7.7	0.1	2.0	53.2	(25.6)	27.6
Income taxes recovery (provision)	(5.1)	(2.0)	—	(0.7)	(7.8)	5.2	(2.6)

Income from continuing operations	$38.3	$5.7	$0.1	$1.3	$45.4	$(20.4)	$25.0

Earnings per share
Basic	$1.82				$2.16		$1.19
Number of shares (millions)	21.0				21.0		21.0
Diluted	$1.71				$2.02		$1.12
Number of shares (millions)	22.6				22.6		22.6

See accompanying notes

CHC HELICOPTER CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE FISCAL YEAR ENDED APRIL 30, 2003
(in millions, except per share amounts)

					CDN GAAP
	CDN GAAP	Dutch GAAP					U.S. GAAP
			Transaction Adjustments (2)	Refinancing Adjustments (3)	(3(a)(iii)) Pro Forma	U.S. GAAP Adjustments -CHC(4)
	CHC	Schreiner					Pro Forma
Revenue	$722.4	$154.0	$—	$—	$876.4	$—	$876.4
Operating expenses	580.2	140.1	0.5	—	720.8	3.5	724.3

Earnings before undernoted items	142.2	13.9	(0.5)	—	155.6	(3.5)	152.1
Amortization	(22.6)	(7.4)	3.8	—	(26.2)	(0.1)	(26.3)
Gain (loss) on disposal of assets	2.4	—	—	—	2.4	—	2.4
Financing charges	(34.9)	(4.9)	(4.2)	2.7	(41.3)	16.8	(24.5)
Asset impairment charge	(12.8)	—	—	—	(12.8)	12.8	—
Equity in earnings of associated companies	2.4	1.9	—	—	4.3	—	4.3
Debt settlement and restructuring costs	(12.5)	(6.0)	—	—	(18.5)	—	(18.5)

Earnings before income taxes	64.2	(2.5)	(0.9)	2.7	63.5	26.0	89.5
Income taxes recovery (provision)	1.9	1.9	0.3	(0.9)	3.2	(4.8)	(1.6)

Income from continuing operations	$66.1	$(0.6)	$(0.6)	$1.8	$66.7	$21.2	$87.9

Earnings per share
Basic	$3.19				$3.22		$4.24
Number of shares (millions)	20.7				20.7		20.7
Diluted	$2.94				$2.97		$3.91
Number of shares (millions)	22.6				22.6		22.6

See accompanying notes

CHC HELICOPTER CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE NINE MONTHS ENDED JANUARY 31, 2003
(in millions, except per share amounts)

					CDN GAAP
	CDN GAAP	Dutch GAAP					U.S. GAAP
			Transaction Adjustments (2)	Refinancing Adjustments (3)	(3(a)(iii)) Pro Forma	U.S. GAAP Adjustments -CHC(4)
	CHC	Schreiner					Pro Forma
Revenue	$546.7	$112.1	$—	$—	$658.8	$—	$658.8
Operating expenses	440.9	102.7	0.4	—	544.0	2.7	546.7

Earnings before undernoted items	105.8	9.4	(0.4)	—	114.8	(2.7)	112.1
Amortization	(16.6)	(5.6)	2.6	—	(19.6)	0.1	(19.5)
Gain (loss) on disposal of assets	(0.4)	—	—	—	(0.4)	—	(0.4)
Financing charges	(26.4)	(3.9)	(3.1)	2.0	(31.4)	—	(31.4)
Equity in earnings of associated companies	2.9	2.0	—	—	4.9	—	4.9
Debt settlement and restructuring costs	(12.5)	(5.9)	—	—	(18.4)	—	(18.4)

Earnings before income taxes	52.8	(4.0)	(0.9)	2.0	49.9	(2.6)	47.3
Income taxes recovery (provision)	(9.6)	2.6	0.3	(0.7)	(7.4)	1.0	(6.4)

Income from continuing operations	$43.2	$(1.4)	$(0.6)	$1.3	$42.5	$(1.6)	$40.9

Earnings per share
Basic	$2.09				$2.05		$1.98
Number of shares (millions)	20.7				20.7		20.7
Diluted	$1.93				$1.90		$1.83
Number of shares (millions)	22.6				22.6		22.6

See accompanying notes

CHC HELICOPTER CORPORATION

Notes to Unaudited Pro Forma

Consolidated Financial Statements

1. Basis of Presentation

        The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of earnings of CHC Helicopter Corporation, or CHC or the Company, have been prepared by management in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, and United States generally accepted accounting principles, or U.S. GAAP, which, except as explained in Note 4 conform in all material respects. For Schreiner Luchtvaart Groep B.V., or Schreiner, Dutch GAAP and U.S. GAAP conform in all material respects after considering the transaction adjustments as described in Note 2. In the opinion of management these unaudited pro forma financial statements contain all the adjustments required for fair presentation. These unaudited pro forma consolidated financial statements have been prepared as follows:

a)
The unaudited pro forma consolidated balance sheet as at January 31, 2004 has been derived from the unaudited balance sheet of CHC as at January 31, 2004 and the unaudited balance sheet of Schreiner, as at December 31, 2003, both included elsewhere in this offering memorandum. The unaudited balance sheet of Schreiner has been translated to Canadian dollars as described in Note 5.

b)
The unaudited pro forma consolidated statement of earnings for the twelve months ended January 31, 2004 has been derived from the unaudited statements of earnings of CHC for the twelve months ended January 31, 2004 and the unaudited statement of earnings of Schreiner for the year ended December 31, 2003 included elsewhere in this offering memorandum. The unaudited statement of earnings of CHC for the twelve months ended January 31, 2004 has been prepared by taking the audited statement of earnings for the year ended April 30, 2003 and adding the unaudited statement of earnings for the nine months ended January 31, 2004 and subtracting the unaudited statement of earnings for the nine months ended January 31, 2003 included elsewhere in this offering memorandum.

c)
The unaudited pro forma consolidated statement of earnings for the nine months ended January 31, 2004 has been derived from the unaudited statement of earnings of CHC for the nine months ended January 31, 2004 included elsewhere in this offering memorandum and the unaudited statement of earnings of Schreiner for the nine months ended December 31, 2003. The unaudited statement of earnings of Schreiner for the nine months ended December 31, 2003 has been prepared by taking the unaudited statement of earnings for the year ended December 31, 2003 included elsewhere in this offering memorandum and subtracting the unaudited statement of earnings for the three months ended March 31, 2003.

d)
The unaudited pro forma consolidated statement of earnings for the year ended April 30, 2003 has been derived from the audited statement of earnings of CHC for the year ended April 30, 2003 included elsewhere in this offering memorandum and the unaudited statement of earnings of Schreiner for the twelve months ended March 31, 2003. The unaudited statement of earnings of Schreiner for the twelve months ended March 31, 2003 has been prepared by taking the audited statement of earnings for the year ended December 31, 2002 included elsewhere in this offering memorandum and adding the unaudited statement of earnings for the three months ended March 31, 2003 and subtracting the unaudited statement of earnings for the three months ended March 31, 2002.

e)
The unaudited pro forma consolidated statement of earnings for the nine months ended January 31, 2003 has been derived from the unaudited statement of earnings of CHC for the nine months ended January 31, 2003 included elsewhere in this offering memorandum and the audited statement of earnings of Schreiner for the nine months ended December 31, 2002. The unaudited statement of earnings of Schreiner for the nine months ended December 31, 2002 has been prepared by taking the unaudited statement of earnings for the year ended December 31, 2002 included elsewhere in this offering memorandum and subtracting the unaudited statement of earnings for the three months ended March 31, 2002.

The unaudited statement of earnings of Schreiner referred to in b), c), d) and e) above have been translated to Canadian dollars as described in Note 5.

The unaudited pro forma consolidated balance sheet gives effect to the adjustments as if they had occurred on January 31, 2004. The unaudited pro forma consolidated statements of earnings give effect to the adjustments as if they had occurred on May 1, 2002.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position or the results of operations that would have occurred if the events reflected therein had been in effect at the dates indicated or of the operating results that may be obtained in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with the annual and interim financial statements of CHC and the annual financial statements of Schreiner included elsewhere in this offering memorandum.

2. Transaction Adjustments

a)
Acquisition of Schreiner: On February 16, 2004, CHC acquired 100% of the outstanding shares of Schreiner for $100.7 million excluding estimated direct transaction costs of $1.0 million and the retirement of a portion of Schreiner's existing debt of $41.6 million bringing total consideration to $143.3 million. The acquisition was financed through a term loan, or Acquisition Line, of €93.6 million ($152.4 million). The cash in excess of the purchase price is not reflected in the pro forma financial statements.

Under the purchase method of accounting, the total estimated purchase price is allocated to Schreiner's assets acquired and liabilities assumed based on their estimated fair market values as of the date of the completion of the acquisition. The purchase price adjustments include adjustments to Schreiner's accounting policies to harmonize with those of CHC and Canadian GAAP for pension accounting and maintenance and depreciation policies. The following purchase price allocation is preliminary and has been allocated based on a preliminary estimate of the fair market values of the assets acquired and the liabilities assumed. The purchase price will remain preliminary until (i) a third party valuation of property and equipment, investments and significant intangible assets acquired is completed, (ii) a third party valuation of the pension liability is completed, (iii) a detailed review of the future income tax assets and liabilities is conducted, and (iv) the fair value of other assets and liabilities acquired is evaluated. The final determination of the purchase price allocation may differ significantly from the preliminary amounts presented. Based on the preliminary valuation, the purchase price adjustments and the financing adjustments had the following impact:

	Preliminary Purchase Price Allocation	Book Value at Acquisition	Purchase Price Adjustments	Financing Adjustments	Transaction Adjustments
	(in millions)
Assets acquired and liabilities assumed:
Cash and cash equivalents	$13.6	$13.6	$—	$—	$—
Receivables	50.6	62.8	(12.2)	—	(12.2)
Short-term future income tax assets	7.1	—	7.1	—	7.1
Inventory	13.7	15.7	(2.0)	—	(2.0)
Property and equipment	102.5	91.6	10.9	—	10.9
Investments	19.7	21.3	(1.6)	—	(1.6)
Other assets	0.4	0.9	(0.5)	1.6	1.1
Long-term future income tax assets	25.4	19.7	5.7	—	5.7
Payables and accruals	(61.8)	(55.7)	(6.1)	(2.7)	(8.8)
Long-term debt	(43.7)	(43.7)	—	41.6	41.6
Other liabilities	(25.4)	—	(25.4)	—	(25.4)
Non-controlling interest	(0.4)	(0.4)	—	—	—

Purchase price	$101.7	$125.8	$(24.1)

Financed via:
Acquisition Line				(142.2)	(142.2)

				$(101.7)	$(125.8)

		Nine Months Ended January 31, 2003	Fiscal Year Ended April 30, 2003	Nine Months Ended January 31, 2004	Twelve Months Ended January 31, 2004
b)	Operating expenses:
	Reduction in operating expenses based on new contracts signed as a direct result of the replacement of certain Schreiner suppliers with CHC suppliers.	$(1.5)	$(2.0)	$(1.5)	$(2.0)
	Adjustments of Schreiner's accounting policies to those of CHC and Canadian GAAP for the pro forma periods for purchase price adjustments, pension accounting and maintenance and depreciation policies.	1.9	2.5	1.7	2.3

	Total operating expenses impact	$0.4	$0.5	$0.2	$0.3

c)	Amortization:
	Adjustments of Schreiner's accounting policies to those of CHC and Canadian GAAP for the pro forma periods for amortization of purchase price adjustments and maintenance and depreciation policies.	$2.6	$3.8	$3.4	$4.6

d)	Financing charges:
	Financing charges on the acquisition line and amortization of associated deferred financing charges (net of retired debt of Schreiner). Interest at Euro LIBOR + 1.125%.	$(3.1)	$(4.2)	$(3.1)	$(4.2)

e)	Income tax recovery (provision):
	Income tax recovery (provision) has been adjusted for the cumulative effect of the preceding transaction adjustments using the basic statutory income tax rate applicable to the jurisdictions where the adjustments occurred.	$0.3	$0.3	$—	$—

3. Refinancing Adjustments

a)
Balance Sheet Adjustments:

	New Debt (i)	Retired Debt (ii)	Debt Settlement Charges and Tender Premium (iii)	Refinancing Adjustments
Cash	$324.8	$(312.6)	$(12.2)	$—
Other assets	6.8	—	(6.1)	0.7
Future income tax assets	—	—	6.9	6.9

	$331.6	$(312.6)	$(11.4)	$7.6

Current portion of debt obligations	$—	$(11.6)	$—	$(11.6)
Long-term debt	—	(135.6)	—	(135.6)
Senior subordinated notes	331.6	(155.7)	—	175.9
Subordinated debentures	—	(9.7)	—	(9.7)
Retained earnings	—	—	(11.4)	(11.4)

	$331.6	$(312.6)	$(11.4)	$7.6

i.
To record the effect of the new Senior Subordinated Notes (net of transaction costs):

Gross proceeds (U.S.$250 million)	$331.6
Less transaction costs (other asset)	(6.8)

Net proceeds	$324.8

ii.
To record the repayment of the senior subordinated notes and other debt with the net proceeds received as follows (including current portion):

Long-term debt	$(146.4)
Senior subordinated notes (including tender credit premium of $12.2 million)	(167.9)
Subordinated debentures	(10.5)

Total repayment	$(324.8)

iii.
Shareholders' equity has been reduced by an after-tax charge of $11.4 million as a result of the write-off of $6.1 million related to deferred financing charges on the retired debt and the payment of a tender premium of $12.2 million on the senior subordinated notes. This will be charged to earnings in the period in which the offering and refinancing occurs. Because this expense is directly attributable to the refinancing and will not have a continuing impact, under United States practice, it has not been reflected in the unaudited pro forma consolidated statement of earnings. Under Canadian practice this amount would be reflected in the unaudited pro forma consolidated statement of earnings in the period in which the offering and refinancing occurs.

b)
Impact on financing charges on a pro forma basis is as follows:

	Nine Months Ended January 31, 2003	Fiscal Year Ended April 30, 2003	Nine Months Ended January 31, 2004	Twelve Months Ended January 31, 2004
Decrease in interest (including amortization of deferred financing charges) and financing charges on the retired debt, including senior subordinated notes, subordinated debentures, and other debt with an average interest rate of 5%.	$20.5	$27.4	$20.5	$27.4
Increase in financing charges (including amortization of deferred financing charges) on the new Senior Subordinated Notes.	(18.5)	(24.7)	(18.5)	(24.7)

Net reduction in financing charges	$2.0	$2.7	$2.0	$2.7

    An increase in interest rates of 0.5% would increase the financing charges for the twelve months ended January 31, 2004, the nine months ended January 31, 2004, the fiscal year ended April 30, 2003, and the nine months ended January 31, 2003, by $0.7 million, $0.5 million, $0.7 million and $0.5 million, respectively.

c)
Income tax expense has been adjusted for the preceding refinancing adjustments using the basic statutory income tax rate applicable to the jurisdictions where the adjustments occurred.

4. U.S. GAAP Adjustments—CHC

        In certain respects, Canadian GAAP differs from U.S. GAAP. The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of earnings have been adjusted to conform to U.S. GAAP as follows:

		Nine Months Ended January 31, 2003	Fiscal Year Ended April 30, 2003	Nine Months Ended January 31, 2004	Twelve Months Ended January 31, 2004
a)	Operating expenses:
	Under U.S. GAAP, certain costs incurred to acquire or develop internal use software do not qualify for capitalization. The software development costs incurred during the period, while qualifying for capitalization under Canadian GAAP, are required to be expensed as a period cost under U.S. GAAP.	$—	$0.8	$0.1	$0.9
	Other	2.7	2.7	—	—

	Total operating expenses impact	$2.7	$3.5	$0.1	$0.9

b)	Amortization:
	Under Canadian GAAP, pre-operating expenses of new operations and contracts meeting certain criteria are to be deferred and amortized over the expected period and pattern of benefit of the deferred expenditures not exceeding five years relating to pre-operating expenses of new operations and the contract term of new contracts. Under U.S. GAAP, these pre-operating expenses are charged to earnings as incurred.	$—	$(0.1)	$0.6	$0.4
	Under U.S. GAAP, the Company would account differently for certain property and equipment acquisitions and this difference is being amortized to income over the life of the related asset.	0.1	—	0.4	0.4

	Total amortization expense impact	$0.1	$(0.1)	$1.0	$0.8

c)	Financing charges:

	Under U.S. GAAP, there is an ineffective portion of the Company's effective Euro denominated debt hedge of its Norwegian kroner denominated self-sustaining foreign operations. This ineffective portion is reallocated from other comprehensive earnings to net earnings.	$—	$4.9	$(18.4)	$(13.5)
	Under U.S. GAAP, any gains or losses related to the settlement or change in fair value of outstanding derivative instruments that do not qualify for hedge accounting are to be recognized in earnings immediately. As a result, the gain or loss on settlement of any of these contracts during the period and the gain or loss on the variation in fair value of certain outstanding foreign currency contracts held at the period end date were recognized in earnings immediately under U.S. GAAP.	—	11.9	(8.1)	3.8

	Total financing charges expense impact	$—	$16.8	$(26.5)	$(9.7)

d)	Asset impairment charge:
	During the year, $12.8 million of deferred pre-operating expenses were written off and expensed to earnings. Under U.S. GAAP, these pre-operating costs were expensed to earnings in previous years when incurred and therefore reversed from earnings.	$—	$12.8	$—	$12.8

e)	Income tax (provision) recovery:
	Income tax (provision) recovery has been adjusted for the cumulative effect of the preceding U.S. GAAP adjustments using the basic statutory income tax rate applicable to the jurisdictions where the adjustments occurred.	$1.0	$(4.8)	$5.2	$(0.6)

f)	Current assets have been adjusted for the effect of the adjustment for U.S. GAAP purposes of the impact in the change of the fair value of derivatives maturing within the next twelve months.
g)	Property and equipment has been adjusted for the effect of the adjustments for U.S. GAAP purposes of amortization and the effect of expensing certain software development costs (as described in Note 4a).
h)	Other assets have been adjusted for the effect of the adjustment for U.S. GAAP purposes of pre-operating expense (as described in Note 4b).
i)	Other liabilities have been adjusted for the effect of the adjustment for U.S. GAAP purposes for the fair value of derivatives maturing in more than twelve months and the immediate recognition into earnings of the gain on settlement of a foreign currency contract (as described in Note 4c).
j)	Current and long-term future income tax assets and liabilities have been adjusted for income taxes as part of the preceeding U.S. GAAP adjustments.
k)	Retained earnings has been adjusted to reflect the cumulative effect of U.S. GAAP differences.

5. Translation of Foreign Currency

        Schreiner is financially and operationally self-sustaining. Accordingly, its assets and liabilities have been translated into Canadian dollars at the December 31, 2003 exchange rate of 1.6280 Canadian dollars to 1.0 Euro. Revenue and expense items for the twelve months ended December 31, 2003, the twelve months ended March 31, 2003, the nine months ended December 31, 2003 and the nine months ended December 31, 2002 have been translated at the average exchange rates of 1.5826, 1.5383, 1.5698 and 1.5121 Canadian dollars to 1.0 Euro, respectively.

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INDEX TO FINANCIAL STATEMENTS
SCHREINER LUCHTVAART GROEP B.V. Consolidated Balance Sheets as at December 31 In thousands of Euros
SCHREINER LUCHTVAART GROEP B.V. Consolidated Income Statements In thousands of Euros
SCHREINER LUCHTVAART GROEP B.V. Consolidated Statement of Changes in Financial Position In thousands of Euros
SCHREINER LUCHTVAART GROEP B.V. Notes to the Consolidated Balance Sheet and the Consolidated Income Statement
SCHREINER LUCHTVAART GROEP B.V. Notes to the Consolidated Balance Sheet and the Consolidated Income Statement
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
CHC HELICOPTER CORPORATION UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS AT JANUARY 31, 2004 (in millions)
CHC HELICOPTER CORPORATION UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS FOR THE TWELVE MONTHS ENDED JANUARY 31, 2004 (in millions, except per share amounts)
CHC HELICOPTER CORPORATION UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS FOR THE NINE MONTHS ENDED JANUARY 31, 2004 (in millions, except per share amounts)
CHC HELICOPTER CORPORATION UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS FOR THE FISCAL YEAR ENDED APRIL 30, 2003 (in millions, except per share amounts)
CHC HELICOPTER CORPORATION UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS FOR THE NINE MONTHS ENDED JANUARY 31, 2003 (in millions, except per share amounts)
CHC HELICOPTER CORPORATION Notes to Unaudited Pro Forma Consolidated Financial Statements